Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

TSX: DML, NYSE MKT: DNN

Currency: CAD$

DENISON MINES CORP. ANNOUNCES

PLAN OF ARRANGEMENT WITH JNR RESOURCES INC.

Toronto, ON, November 28, 2012 — Denison Mines Corp. (“Denison”) and JNR Resources Inc. (“JNR”) announced today that they have entered into an Amending Agreement to amend their previously announced Acquisition Agreement, so that the acquisition of JNR will now proceed by way of a Plan of Arrangement (the “Arrangement”) instead of a take-over bid (the “Bid”).

The acquisition of JNR shares under the Arrangement will occur on substantially the same terms as the Bid, namely JNR shareholders will receive 0.073 of a Denison common share (the “Exchange Ratio”) in exchange for each JNR common share held on the record date of December 12, 2012. The Arrangement will also provide for the issuance of replacement warrants and options to holders of outstanding warrants and options on similar terms as adjusted by the Exchange Ratio. The completion of the Arrangement will be subject to usual terms and conditions, including the following:

a)	Approval of the Arrangement by special resolution of JNR’s shareholders, optionholders and warrantholders;

b)	Court approval of the Arrangement;

c)	Receipt of any required third party approvals and consents; and

d)	Receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange.

Key provisions of the Acquisition Agreement, such as the non-solicitation covenant on the part of JNR, the right in favour of Denison to match any superior proposal and the termination fee of $325,000 payable to Denison in certain circumstances including if JNR accepts a superior proposal, have not been amended.

The Arrangement allows the transaction to be completed within the same approximate time frame as the Bid, with closing planned for February 1, 2013, on a more cost effective basis. Documents relating to the Arrangement, including the information circular required in connection with JNR’s special shareholder meeting scheduled for January 28, 2013, are to be mailed to JNR shareholders in early January 2013.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Denison or JNR. Subject to the terms and conditions set forth in the Acquisition Agreement, as amended, JNR intends to file a notice of meeting, management information circular and related materials with Canadian securities regulatory authorities relating to the proposed transaction, and Denison intends to file a registration statement and prospectus with the United States Securities and Exchange Commission (the “SEC”), including the JNR management information circular and related materials, relating to the proposed transaction. Investors and security holders are urged to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information. At that time, investors and security holders may obtain a free copy of the JNR management information circular and related documents at the Canadian securities regulators’ website at www.sedar.com and a free copy of the registration statement and prospectus and related documents at the SEC’s website at www.sec.gov. At that time, free copies of these documents can also be obtained by directing a request to Denison at 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2. YOU SHOULD READ THE MANAGEMENT INFORMATION CIRCULAR, PROSPECTUS AND RELATED MATERIALS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

Additional Information

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world-class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For further information contact:

Ron Hochstein (416) 979-1991, Extension 232

President and Chief Executive Officer

James R. Anderson (416) 979-1991, Extension 372

Executive Vice President and Chief Financial Officer

Forward-Looking Statement

The preceding includes forward looking statements, including statements regarding our ability to complete the Arrangement, which involves known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Arrangement and satisfaction of the conditions thereto, market conditions and other risk factors listed from time to time in our reports filed with Canadian and U.S. securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.